Exhibit 99.1

Borr Drilling Limited – Announces Pricing of Additional  Offering of 10.000% Senior Secured Notes due 2028 For Proceeds of $150 million

Hamilton, Bermuda, August 9, 2024. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announced today that its wholly-owned subsidiary Borr IHC Limited has priced an offering of additional 10.000% senior secured notes due 2028 (the “Additional Notes”) for gross proceeds of approximately $150 million.

The Additional Notes will have the same terms and conditions as the existing $1.225 billion aggregate principal amount of senior secured notes due 2028.

The proceeds from the offering are intended to be used for the acquisition and activation costs for the newbuild rig “Vali”, instead of the previously secured yard financing that was intended for the newbuild, as the terms and pricing for the Additional Notes are more advantageous, and for general corporate purposes including debt service. Settlement of the notes offering is expected on or about August 16, 2024 and is subject to customary closing conditions.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward looking statements

The press release include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including the expected closing date of the Additional Notes offering, the intended use of proceeds and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to the closing of the Additional Notes and actual use of proceeds and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2023 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.

August 9, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208